Exhibit 4.2

AMENDMENT TO STOCK OPTION AGREEMENT

This Amendment to Stock Option Agreement (this “Agreement”) is made as of December 28, 2012, (the “Effective Date”) by and between BioLargo, Inc., a Delaware Corporation (the “Company”), and Jeffrey C. Wallace (“Optionee”).

RECITALS

WHEREAS, in connection with services to be provided to the Company by Optionee pursuant to a consulting agreement, the Company issued Optionee an option to purchase its common stock pursuant to an agreement dated January 10, 2008 by and between Company and Optionee (the “Original Stock Option”).

WHEREAS, the Original Stock Option vested over a period four years, becoming fully vested on December 31, 2010, and expires five years from its effective date, January 10, 2013.

WHEREAS, the Original Stock Option’s exercise price is approximately four times the current price of the Company’s common stock, and the Company desires to extend the expiration of the Original Stock Option to allow Optionee the opportunity to receive the intended benefits of the Original Stock Option.

NOW, THEREFORE, in consideration of the foregoing and of the covenants, agreements, representations and warranties hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Optionee agree as follows:

1.           Termination. Paragraph 4.1 in the Original Agreement, titled “Termination – In General”, shall be replaced in its entirety by the following:

“The Option granted under Section 1 hereof, to the extent unexercised, shall terminate at the close of business on the tenth (10th) anniversary of the Grant Date, subject to Section 6 or Section 7 hereof (as applicable).”

2.           Compensation. Paragraph 6 in the Original Agreement, titled “Cessation of Employment”, including its subsections 6.1 and 6.2, is hereby deleted in its entirety.

3.           Entire Agreement. This Amendment supersedes any and all conflicting terms in the Original Agreement, and together with the Original Agreement, supersedes other agreements, either oral or in writing, between the parties with respect to the subject matter hereof, and contains all of the covenants and agreements between the parties with respect to the services to be rendered by Executive to the Company in any manner whatsoever. Each party to this Amendment acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Amendment shall be valid or binding on either party.

4.           Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment to Stock Option Agreement on the day and year first indicated above.

COMPANY BioLargo, Inc.

By:	/s/ Dennis P. Calvert
Name: Dennis P. Calvert, President

OPTIONEE

By:	/s/ Jeffrey C. Wallace
Jeffrey C. Wallace